EXHIBIT 8

SIGNIFICANT SUBSIDIARIES, ASSOCIATES, JOINT VENTURES AND BUSINESS UNITS

Reed Elsevier PLC and Reed Elsevier NV conduct their business through two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Refer Item 4: Information on Reed Elsevier for background.

The following table shows the significant subsidiaries, associates, joint ventures and business units of Reed Elsevier Group plc and of Elsevier Reed Finance BV by reference to business segment and geographical location. All businesses are 100% owned unless otherwise stated.

Business	Geographical location
Reed Elsevier Group plc	United Kingdom
Holding Companies
Reed Elsevier (UK) Limited(1)	United Kingdom
Reed Elsevier Holdings B.V.	The Netherlands
Reed Elsevier Nederland B.V.	The Netherlands
Reed Elsevier Overseas B.V.	The Netherlands
Reed Elsevier US Holdings Inc	United States
Reed Elsevier Inc.(1)	United States
Reed Elsevier Capital Inc.	United States
Harcourt, Inc(1)	United States
HGI Investment Trust	United States
Reed Elsevier Properties Inc.	United States
Science & Medical
Elsevier Limited	United Kingdom
Elsevier B.V.	The Netherlands
Excerpta Medica Medical Communications B.V.	The Netherlands
Elsevier Inc.	United States
Excerpta Medica, Inc	United States
Academic Press(2)	United States
Elsevier Health Sciences(2)	United States
Mosby, Inc.	United States
MDL Information Systems, Inc.	United States
Endeavor Information Systems, Inc.	United States
Elsevier Ireland Limited	Republic of Ireland
MDL Information Systems GmbH	Germany
Legal
LexisNexis Butterworths Tolley(3)	United Kingdom
Eclipse Group Limited	United Kingdom
LexisNexis(4)	United States
Matthew Bender and Company, Inc.	United States
Martindale-Hubbell(4)	United States
RiskWise International L.L.C.	United States
Editions du Juris-Classeur SA	France
Dott. A. Giuffrè Editore Spa (40%)	Italy
Butterworths Australia(5)	Australia
Education
Harcourt Education Limited	United Kingdom
Harcourt School Publishers(6)	United States
Holt, Rinehart and Winston(6)	United States
Harcourt Supplemental Publishers Inc.	United States
The Psychological Corporation	United States
Harcourt Educational Measurement(7)	United States

#

Business	Geographical location
Business
Reed Business Information Limited	United Kingdom
Reed Exhibitions Limited	United Kingdom
Reed Business Information B.V.	The Netherlands
Reed Business Information US(4)	United States
Reed Construction Data Inc.	United States
Reed Exhibitions(4)	United States
Reed Expositions France SA	France
Reed Midem Organisation SA	France
Groupe Strategies SA	France
Fiera Milano International Spa (47%)	Italy
Reed Exhibitions Japan Limited	Japan
Elsevier Reed Finance B.V.	The Netherlands
Elsevier Swiss Holdings SA	Switzerland
Elsevier Finance SA	Switzerland
Elsevier Properties SA	Switzerland
Elsevier Risks SA	Switzerland

#

(1)

Holding company, but also trades through one or more operating divisions

(2)

Division of Elsevier Inc.

(3)

Division of Reed Elsevier (UK) Limited

(4)

Division of Reed Elsevier Inc.

(5)

Division of Reed International Books Australia Pty Ltd

(6)

Division of Harcourt, Inc.

(7)

Division of The Psychological Corporation

EXHIBIT 10.1

INDEPENDENT AUDITORS’ CONSENT — REED ELSEVIER COMBINED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form F-3 of our report dated February 19, 2003, relating to the combined financial statements of Reed Elsevier, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2002.

Deloitte & Touche	Deloitte & Touche
Chartered Accountants	Accountants
London, England	Amsterdam, The Netherlands

March 10, 2003	March 10, 2003

EXHIBIT 10.2

INDEPENDENT AUDITORS’ CONSENT — REED ELSEVIER PLC CONSOLIDATED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form  F-3 of our report dated February 19, 2003, relating to the consolidated financial statements of Reed Elsevier PLC, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2002.

Deloitte & Touche

Chartered Accountants

London, England

March 10, 2003

EXHIBIT 10.3

INDEPENDENT AUDITORS’ CONSENT — REED ELSEVIER NV FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form  F-3 of our report dated February 19, 2003, relating to the financial statements of Reed Elsevier NV, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2002.

Deloitte & Touche

Accountants

Amsterdam, The Netherlands

March 10, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Reed Elsevier PLC (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, C H L Davis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ½ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ C H L DAVIS

C H L Davis

Chief Executive Officer

Reed Elsevier PLC

Dated: March 10, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Reed Elsevier PLC (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, M H Armour, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ½ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ M H ARMOUR

M H Armour

Chief Financial Officer

Reed Elsevier PLC

Dated: March 10, 2003

Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Reed Elsevier NV (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, C H L Davis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ½ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ C H L DAVIS

C H L Davis

Member, Executive Board & Chief Executive Officer

Reed Elsevier NV

Dated: March 10, 2003

Exhibit 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Reed Elsevier NV (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, M H Armour, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ½ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ M H ARMOUR

M H Armour

Member, Executive Board & Chief Financial Officer

Reed Elsevier NV

Dated: March 10, 2003